SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 14, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Nokia Corporation
Stock Exchange Release
April 14, 2015 at 09:45 (CET +1)

Statement regarding Nokia/Alcatel-Lucent media speculation

In relation to recent media speculation Nokia and Alcatel-Lucent confirm that they are in advanced discussions with respect to a potential full combination, which would take the form of a public exchange offer by Nokia for Alcatel-Lucent. There can be no certainty at this stage that these discussions will result in any agreement or transaction.

A further announcement will be made when appropriate.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, such as statements that relate to a potential combination or the terms thereof. These forward-looking statements are subject to a number of risks and uncertainties, including risks and uncertainties relating to parties reaching an agreement on a potential combination and the terms thereof.  Many of these risks and uncertainties are beyond our control and could cause actual results to differ materially from the forward-looking statements.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia Communications

Tel. + 358 4080 3 4080

Email: press.services@nokia.com

Brunswick

Tel. +44 207 404 5959

Tel. +33 1 53 96 83 83

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Enclosures:

Nokia stock exchange release dated April 14, 2015: Statement regarding Nokia/Alcatel-Lucent media speculation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2015		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal